FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Information on Telefónica’s offer for E-Plus

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In relation to the agreement entered into on July 23, 2013 by and between Telefonica, S.A., its German subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”) and the Dutch company Koninklijke KPN NV (hereinafter, “KPN”) for the acquisition by Telefónica Deutschland of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), Telefonica, S.A.confirms that América Móvil, S.A. de C.V. (reference shareholder of KPN) has irrevocably committed to vote in favour of the transaction at the Extraordinary Shareholder Meeting of KPN.

The transaction will remain unchanged in its first phase, in which Telefónica Deutschland will acquire E-Plus receiving as consideration 24.9% of Telefónica Deutschland and 3,700 million Euros in cash.

However, at the second phase of the transaction, once completed the acquisition of E-Plus by Telefonica Deutschland, for an aggregate consideration of 1,300 million Euros, Telefónica, S.A. will:

(i)	acquire 4.4% of Telefonica Deutschland from KPN (previously, 7.3%); and
(ii)	enter into a call option agreement with KPN that will entitle Telefónica, S.A. to acquire an additional stake of up to 2.9% in Telefónica Deutschland, such right being exercisable on the first anniversary of such call option agreement at a strike price of up to 510 million Euros.

Therefore, at the closing of the transaction, the stake of Telefónica Deutschland held by KPN will amount to 20.5% (previously 17.6%) and will be reduced to 17.6% if Telefónica fully exercises the call option.

Madrid, August 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 26th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors